David T. Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com LATHAM & WATKINS LLP International Law Firm November 30, 2007	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com FIRM / AFFILIATE OFFICES
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File No. 041988-0001

H. Roger Schwall, Esq.
Assistant Director
Ms. Donna Levy, Esq.
Attorney-Adviser
Office of Natural Resources and Food
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	WSP Holdings Limited Amendment No. 3 to Form F-1 File No. 333-147351 Filed November 30, 2007

Dear Mr. Schwall and Ms. Levy:

On behalf of our client, WSP Holdings Limited (the ‘‘Company’’ or ‘‘WSP Holdings’’), we enclose five copies of Amendment No. 3 (‘‘Amendment No. 3’’) to the above referenced Registration Statement on Form F-1 (the ‘‘Registration Statement’’) . Amendment No. 3 has been marked to show changes to Amendment No. 2 to the Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff contained in the letter dated November 29, 2007. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. The Company has included page numbers to refer to the location within Amendment No. 3 where the language addressing a particular comment appears.

The Company expects to request effectiveness of the above referenced Registration Statement on December 5, 2007. The Company will be submitting an acceleration request on December 3, 2007.

General

1.	It appears to the staff that it would be appropriate for the risk factor ‘‘We may be unable to prevent possible resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors over which we have limited control’’ on page 15 to include the

Resident partners: Joseph A. Bevash (US), Patrick J. Flanagan (US), Z. Julie Gao (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), David Zhang (US)

Securities and Exchange Commission
November 30, 2007

LATHAM & WATKINS LLP

disclosure now appearing only under ‘‘Demand for seamless OCTG in the domestic and export markets’’ on p.60, regarding sales of your products into Sanctions Targets during 2006 and the six months ended June 30, 2007.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement.

2.	We note that the countries identified on p.60 as Sanctions Targets into which your products have been resold no longer include Iran. Please advise us of the reasons for this change.

The Company supplementally informs the Staff that it removed reference to Iran because the Company subsequently determined that its products were not sold to end-customers located in Iran. The Company has received confirmation from its distributor on October 7, 2007 that two shipments, one made in the fourth quarter of 2006 (approximately $1.5 million) and another made in the first quarter of 2007 (approximately $0.9 million), passed through Iran and were delivered to an end-customer located in its neighboring country Turkmenistan. Therefore, Iran was merely a country where the two shipments of products made their transit, and Turkmenistan, which is not a country subject to United States economic sanctions, was the destination of the shipments. As disclosed on page 60 of the Registration Statement, the Company has taken steps to cease all future direct and indirect sales to countries and entities that are subject to U.S. sanctions.

3.	Please file all of the required exhibits as soon as possible. We note, for example, that you must still file the underwriting agreement.

In response to the Staff’s comment, the Company has filed all the required exhibits to the Registration Statement. The underwriting agreement is filed as exhibit 1.1 to the registration statement.

*        *        *

If you have any questions, please contact John Huber at (202) 637-2242 (work) or john.huber@lw.com or the undersigned at (852) 2912-2503 (work) or (852) 2522-7006 (fax) or david.zhang@lw.com.

Very truly yours, /s/ David Zhang David Zhang of LATHAM & WATKINS LLP

Enclosures

cc:	Karl Hiller, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Longhua Piao, Chairman and Chief Executive Officer
Xizhong Xu, Director and Assistant General Manager
Yip Kok Thi, Chief Financial Officer
John Huber, Esq., Latham & Watkins LLP, Washington D.C.
Show-Mao Chen, Esq., Davis Polk & Wardwell, Hong Kong
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd., Beijing
Deric Chiu, Deloitte Touche Tohmatsu CPA Ltd., Beijing